UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 8-K

CURRENT REPORT
Pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934

Date of Report (Date of earliest event reported): March 24, 2026

HORIZON SPACE ACQUISITION II CORP.
(Exact name of registrant as specified in its charter)

Cayman Islands	001-42406	N/A
(State or other jurisdiction of incorporation)	(Commission File Number)	(IRS Employer Identification Number)

1412 Broadway
21st Floor, Suite 21V
New York, NY 10018
(Address of principal executive offices)

Tel: (646) 257-5537
(Registrant’s telephone number, including area code)

(Former name or former address, if changed since last report.)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

☒	Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐	Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐	Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐	Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Securities registered pursuant to Section 12(b) of the Act.

Title of each class	Trading Symbol	Name of each exchange on which registered
Units, consisting of one ordinary share, $0.0001 par value, and one Right to acquire one-tenth of one ordinary share	HSPTU	The Nasdaq Stock Market LLC
Ordinary shares, par value $0.0001 per share	HSPT	The Nasdaq Stock Market LLC
Rights, each whole right to acquire one-tenth of one ordinary share	HSPTR	The Nasdaq Stock Market LLC

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933 (§230.405 of this chapter) or Rule 12b-2 of the Securities Exchange Act of 1934 (§240.12b-2 of this chapter).

Emerging growth company ☒

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐

Item 3.02 Unregistered Sales of Equity Securities.

The information disclosed under Item 8.01 of this Current Report on Form 8-K is incorporated by reference into this Item 3.02 to the extent required herein.

Item 8.01. Other Events.

PIPE Agreements

On May 9, 2025, Horizon Space Acquisition II Corp. (“HSPT”) entered into the Business Combination Agreement (the “Business Combination Agreement”) with SL Science Holding Limited, a Cayman Islands exempted company limited by shares (“PubCo”), CW Mega Limited, a Cayman Islands exempted company limited by shares and a wholly-owned subsidiary of PubCo (“Merger Sub I”), WW Century Limited, a Cayman Islands exempted company limited by shares and a wholly-owned subsidiary of PubCo (“Merger Sub II”), and SL BIO Ltd., a Cayman Islands exempted company limited by shares (“SL Bio”), pursuant to which, among other things, (i) Merger Sub I will merge with and into HSPT, with HSPT as the surviving entity and a wholly-owned subsidiary of PubCo (the “First Merger”), and (ii) following the First Merger, Merger Sub II will merge with and into SL Bio, with SL Bio as the surviving entity and a wholly-owned subsidiary of PubCo (the “Second Merger,” and together with the First Merger and the other transactions contemplated by the Business Combination Agreement, the “Business Combination”). Upon the consummation of the Business Combination, each of HSPT and SL Bio will become a subsidiary of PubCo, and HSPT’s shareholders and SL Bio’s shareholders will receive ordinary shares of par value of $0.00001 each of PubCo (the “PubCo Ordinary Shares”).

In connection with the Business Combination, as of the date hereof, PubCo has entered into subscription agreements (the “Subscription Agreements” and the transactions contemplated under the Subscription Agreements, the “PIPE Financing”) with certain investors (the “PIPE Investors”), pursuant to which the PIPE Investors have committed to purchase an aggregate of 780,000 units of PubCo (the “PubCo Units”), in a private placement for a purchase price of $10.00 per PubCo Unit. Each PubCo Unit consists of (i) one PubCo Ordinary Share and (ii) one series A preferred share of PubCo, par value $0.00001 per share (the “PubCo Preferred Shares”). Each PubCo Preferred Share will be converted into one-third (1/3) of one PubCo Ordinary Share (such converted PubCo Ordinary Shares, the “Conversion Shares”) on the six-month anniversary of the closing of the Business Combination. The PIPE Financing is expected to close in conjunction with the closing of the Business Combination and generate gross proceeds of approximately $7,800,000.

PubCo agreed to file a resale registration statement (the “Registration Statement”) with the U.S. Securities and Exchange Commission (the “SEC”) to register the PubCo Ordinary Shares and Conversion Shares acquired by the PIPE Investors under the Subscription Agreements (the “Securities”). In the meantime, each PIPE Investor entered into a lock-up agreement with PubCo, pursuant to which each PIPE Investor agreed not to sell or otherwise dispose of the Securities for a period of six (6) months following the closing date of the PIPE Financing, unless PubCo consummates a subsequent liquidation, merger, share exchange or other similar transaction within this lock-up period which results in all of PubCo’s shareholders having the right to exchange their PubCo Ordinary Shares for cash, securities or other property.

The Subscription Agreements are conditioned upon the prior or substantially concurrent closing of the Business Combination and contain customary representations, warranties and agreements by PubCo and the Investors, customary conditions to closing, indemnification obligations of the Company, including for liabilities arising under the Securities Act of 1933, as amended (the “Securities Act”), other obligations of the parties, and termination provisions.

The foregoing description of the Subscription Agreements is qualified in its entirety by reference to the full text of the Subscription Agreement, a copy of which is filed as Exhibit 10.1 to this Current Report on Form 8-K and incorporated herein by reference.

Forward-Looking Statements

This Current Report on Form 8-K includes forward looking statements that involve risks and uncertainties. Forward-looking statements are statements that are not historical facts and may be accompanied by words that convey projected future events or outcomes, such as “believe,” “may,” “will,” “estimate,” “continue,” “anticipate,” “design,” “intend,” “expect,” “could,” “plan,” “potential,” “predict,” “seek,” “target,” “aim,” “plan,” “project,” “forecast,” “should,” “would,” or variations of such words or by expressions of similar meaning. Such forward-looking statements, including statements regarding the advantages and expected growth of the combined company, the cash position of the combined company following the closing, the ability of HSPT and SL Bio to consummate the proposed Business Combination and the timing of such consummation, are subject to risks and uncertainties, which could cause actual results to differ from the forward-looking statements. These risks and uncertainties include, but are not limited to, those factors described in the section entitled “Risk Factors” in HSPT’s Annual Report on Form 10-K filed with the SEC on March 27, 2025 (the “Form 10-K”), HSPT’s final prospectus dated November 14, 2024 filed with the SEC (the “Final Prospectus”) related to its initial public offering, the definitive proxy statement filed by HSPT with the SEC on January 13, 2026 in connection with Business Combination (as amended, restated and supplemented, the “Business Combination Proxy Statement”), the definitive proxy statement filed by the HSPT with the SEC on February 3, 2026 in connection with the extension of the deadline complete HSPT’s initial business combination (as amended and supplemented, the “Extension Proxy Statement”) and in other documents filed by HSPT with the SEC from time to time. Important factors that could cause the combined company’s actual results or outcomes to differ materially from those discussed in the forward-looking statements include: SL Bio’s or the combined company’s limited operating history; the ability of SL Bio or the combined company to identify and integrate acquisitions; general economic and market conditions impacting demand for the products of SL Bio or the combined company; the inability to complete the proposed Business Combination; the inability to recognize the anticipated benefits of the proposed Business Combination, which may be affected by, among other things, the amount of cash available following any redemptions by HSPT’s shareholders; the ability to meet stock exchange’s listing standards following the consummation of the proposed Business Combination; costs related to the proposed Business Combination; and such other risks and uncertainties as are discussed in the Form 10-K, the Final Prospectus and Business Combination Proxy Statement, the Extension Proxy Statement and the amendments and supplements thereto. Other factors include the possibility that the proposed Business Combination do not close, including due to the failure to receive required security holder approvals, or the failure of other closing conditions.

SL Bio, PubCo and HSPT each expressly disclaims any obligations or undertaking to release publicly any updates or revisions to any forward-looking statements contained herein to reflect any change in the expectations of SL Bio, PubCo or HSPT with respect thereto or any change in events, conditions or circumstances on which any statement is based, except as required by law.

Additional Information about the Transaction and Where to Find It

INVESTORS AND SECURITY HOLDERS ARE ADVISED TO READ THE REGISTRATION STATEMENT, BUSINESS COMBINATION PROXY STATEMENT, EXTENSION PROXY STATEMENT, AND ANY OTHER RELEVANT DOCUMENTS FILED WITH THE SEC CAREFULLY AND IN THEIR ENTIRETY BECAUSE THEY CONTAIN IMPORTANT INFORMATION ABOUT THE BUSINESS COMBINATION AND THE PARTIES TO THE BUSINESS COMBINATION. Investors and security holders will be able to obtain copies of these documents (if and when available) and other documents filed with the SEC free of charge at www.sec.gov. Shareholders of HSPT will also be able to obtain copies of the Definitive Proxy Statement without charge, at the SEC’s website at www.sec.gov.

No Offer or Solicitation

This Current Report on Form 8-K does not constitute an offer to sell or the solicitation of an offer to buy any securities, or a solicitation of any vote or approval, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offer of securities shall be made except by means of a prospectus meeting the requirements of the Securities Act of 1933, as amended.

Item 9.01 Financial Statements and Exhibits.

Exhibit No.	Description
10.1	Form of the Subscription Agreement
104	Cover Page Interactive Data File (embedded within the Inline XBRL document).

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

Horizon Space Acquisition II Corp.

By:	/s/ Mingyu (Michael) Li
Name:	Mingyu (Michael) Li
Title:	Chief Executive Officer

Date: March 24, 2026

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